M-TRON INDUSTRIES, INC.

2525 Shader Road

Orlando, Florida 32804

February 3, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	M-tron Industries, Inc. Registration Statement on Form S-3 (File No. 333-284635) filed on January 31, 2025

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-284635) filed by M-tron Industries, Inc. on January 31, 2025 (the “Registration Statement”).

Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.”

Should you have any questions or comments regarding this delaying amendment, please contact Taylor K. Wirth (615-621-6010) of Barnes & Thornburg LLP.

Sincerely,

/s/ Cameron Pforr
Cameron Pforr
Chief Financial Officer M-tron Industries, Inc.

Cc:	Taylor K. Wirth Barnes & Thornburg LLP